================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                Amendment No. 3*


                      FISHER SCIENTIFIC INTERNATIONAL INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)


                                   338032105
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                                 (CUSIP Number)


                                  Ulrika Ekman
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                                 (212) 450-4000
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 12, 2002
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            (Date of Event which Requires Filing of this Statement)

                            -----------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               Page 1 of 5 Pages

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--------

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP No. 338032105                                            Page 2 of 5 Pages
-------------------                                            -----------------

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   1       NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Credit Suisse First Boston, on behalf of the investment banking business of the Credit Suisse First Boston business unit
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   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                         (b) [X]
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   3       SEC USE ONLY

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   4       SOURCE OF FUNDS*

           Not applicable
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   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]

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   6       CITIZENSHIP OR PLACE OF ORGANIZATION

           Switzerland
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                              7      SOLE VOTING POWER

                                     See Item 5
                              --------------------------------------------------
                              8      SHARED VOTING POWER
        NUMBER OF SHARES
     BENEFICIALLY OWNED BY           See Item 5
     EACH REPORTING PERSON    --------------------------------------------------
              WITH            9      SOLE DISPOSITIVE POWER

                                       See Item 5
                              -------------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                       See Item 5
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  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           See Item 5
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  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           [ ]
           CERTAIN SHARES*

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  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           See Item 5
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  14       TYPE OF REPORTING PERSON*

           BK, HC, OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No.3 amends and supplements the Report on the Schedule 13D, originally filed on February 10, 1998 (as heretofore amended and supplemented, the "Schedule 13D") with respect to the shares of common stock, $0.01 par value per share (the "Shares") of Fisher Scientific International Inc., a Delaware corporation ("Fisher").

     Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

     Item 4. Purpose of the transaction.

     The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding, at the end of the third paragraph, the following:

     "On March 12, 2002, the Reporting Person sold an additional 38,715 Shares as a result of the election by one of the underwriters to partially exercise its over-allotment option."

     Item 5. Interest in Securities of the Issuer.

     The response set forth in (a) and (b) of Item 5 of the Schedule 13D is hereby amended by deleting the twentieth through thirty-fourth paragraphs and replacing them with the following:

     "In connection with the sale of Shares referred to in Item 4, the Reporting Persons entered into an Underwriting Agreement, dated February 12, 2002 (the "Underwriting Agreement", a form of which is filed hereto and made part hereof as Exhibit 10), and a related Custody Agreement and Power of Attorney (filed hereto and made part hereof as Exhibit 11 and Exhibit 12, respectively), among Goldman, Sachs & Co., Credit Suisse First Boston Corporation, J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated (collectively, the "Underwriters"), the Reporting Person and certain other selling stockholders identified therein (collectively, the "Selling Stockholders"). Pursuant to the Underwriting Agreement, the Selling Stockholders granted to the Underwriters an option to purchase up to 1,072,500 Shares to cover over-allotments. To the extent the Underwriters exercise such option, the Reporting Person will sell the additional Shares necessary to satisfy the option exercise ratably in proportion to the number of Shares offered by the Selling Stockholders before the option exercise. In addition, the Selling Stockholders agreed that, without the prior consent of Goldman, Sachs & Co., they would not sell or otherwise dispose of any Shares (or securities convertible into or exchangeable for Shares) for a period of 90 days after the sale under the Underwriting Agreement. In March 2002, Goldman, Sachs & Co. elected to partially exercise its over-allotment option for an aggregate amount of 230,200 additional Shares.

     As of the date of this Amendment No. 3, Partners II directly holds 3,031,018 Shares and Warrants convertible into an additional 313,745 Shares and has the shared power to vote and direct the disposition of such Shares and Warrants, in accordance with the relationships described in Item 2.

     As of the date of this Amendment No. 3, Partners II-A directly holds 120,708 Shares and Warrants convertible into an additional 12,495 Shares and has the shared power to vote and direct the disposition of such Shares and Warrants, in accordance with the relationships described in Item 2.

     As of the date of this Amendment No. 3, Millennium directly holds 49,009 Shares and Warrants convertible into an additional 5,075 Shares and has the shared power to vote and direct the disposition of such Shares and Warrants, in accordance with the relationships described in Item 2.

     As of the date of this Amendment No. 3, Millennium-A directly holds 9,559 Shares and Warrants convertible into an additional 990 Shares and has the shared power to vote and direct the disposition of such Shares and Warrants, in accordance with the relationships described in Item 2.

     As of the date of this Amendment No. 3, EAB directly holds 13,610 Shares and Warrants convertible into an additional 1,410 Shares and has the shared power to vote and direct the disposition of such Shares and Warrants, in accordance with the relationships described in Item 2.

     As of the date of this Amendment No. 3, Offshore II directly holds 149,052 Shares and Warrants convertible into an additional 15,430 Shares and has the shared power to vote and direct the disposition of such Shares and Warrants, in accordance with the relationships described in Item 2.

     As of the date of this Amendment No. 3, Diversified directly holds 177,217 Shares and Warrants convertible into an additional 18,345 Shares and has the shared power to vote and direct the disposition of such Shares and Warrants, in accordance with the relationships described in Item 2.

     As of the date of this Amendment No. 3, Diversified-A directly holds 65,809 Shares and Warrants convertible into an additional 6,810 Shares and has the shared power to vote and direct the disposition of such Shares and Warrants, in accordance with the relationships described in Item 2.

     As of the date of this Amendment No. 3, Funding II directly holds 538,146 Shares and Warrants convertible into an additional 55,700 Shares and has the shared power to vote and direct the disposition of such Shares and Warrants, in accordance with the relationships described in Item 2.

     As of the date of this Amendment No. 3, 1997 Partners directly holds 80,193 Shares and Warrants convertible into an additional 8,300 Shares and has the shared power to vote and direct the disposition of such Shares and Warrants, in accordance with the relationships described in Item 2.

     As of the date of this Amendment No. 3, ESC directly holds 1,278 Shares and Warrants convertible into an additional 605 Shares and has the shared power to vote and direct the disposition of such Shares and Warrants, in accordance with the relationships described in Item 2.

     As of the date of this Amendment No. 3, ESC II directly holds 576,125 Shares and Warrants convertible into an additional 59,165 Shares and has the shared power to vote and direct the disposition of such Shares and Warrants, in accordance with the relationships described in Item 2.

     In addition, in the ordinary course of the Reporting Person's business, Credit Suisse First Boston Corporation ("CSFBC") directly holds approximately 19,648 Shares in proprietary trading and investment accounts.

     As a result of the holdings of Fisher's securities described above, the Reporting Person may be deemed to beneficially own indirectly 5,331,069 Shares, representing 9.73% of the outstanding Shares."

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 13, 2002

                                     CREDIT SUISSE FIRST BOSTON, acting solely
                                       on behalf of the investment banking
                                       business of the Credit Suisse First
                                       Boston business unit


                                     By: /s/ Ivy B. Dodes
                                         ---------------------------------------
                                         Name:  Ivy B. Dodes
                                         Title: Managing Director

                                                      SCHEDULES


Schedules G, H, I and J are hereby deleted in their entirety and replaced with the following:

                                                                                                          SCHEDULE G

                                           Directors and Executive Officers
                                                          of
                                        Credit Suisse First Boston Corporation

     The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of CSFB. The business address of the Reporting Person is 11 Madison Avenue, New York,
New York 10010.

Name                        Business Address                Title and Present Principal Occupation       Citizenship
----                        ----------------                --------------------------------------       -----------
John J. Mack                11 Madison Avenue               President, Chief Executive Officer,               USA
                            New York, NY 10010              Board Member
David Brodsky               11 Madison Avenue               General Counsel                                   USA
                            New York, NY 10010
Richard F. Brueckner        11 Madison Avenue               Managing Director                                 USA
                            New York, NY 10010
Michael Campbell            11 Madison Avenue               Managing Director                                 USA
                            New York, NY 10010
Brady W. Dougan             11 Madison Avenue               Managing Director, Board Member                   USA
                            New York, NY 10010
D. Wilson Ervin             11 Madison Avenue               Managing Director                                 USA
                            New York, NY 10010
Adebayo Ogunlesi            11 Madison Avenue               Head of Global Investment Banking               Nigeria
                            New York, NY 10010
Hamilton E. James           11 Madison Avenue               Chairman of Global Investment Banking             USA
                            New York, NY 10010              and Private Equity, Board Member
Robert C. O'Brien           11 Madison Avenue               Managing Director                                 USA
                            New York, NY 10010
Carlos Onis                 11 Madison Avenue               Managing Director, Board Member                   USA
                            New York, NY 10010
Richard E. Thornburgh       11 Madison Avenue               Managing Director and Board Member                USA
                            New York, NY 10010
David C. Fisher             11 Madison Avenue               Chief Financial Officer                           USA
                            New York, NY 10010

Name                        Business Address                Title and Present Principal Occupation       Citizenship
----                        ----------------                --------------------------------------       -----------

Frank J. DeCongelio         11 Madison Avenue               Head of Operations                                USA
                            New York, NY 10010
Lewis H. Wirshba            11 Madison Avenue               Treasurer                                         USA
                            New York, NY 10010
Rochelle Pullman            11 Madison Avenue               Controller                                        USA
                            New York, NY 10010

                                                                                                         SCHEDULE H

                                           Directors and Executive Officers
                                                          of
                                        Credit Suisse First Boston (USA), Inc.

     The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of CSFBUSA. The business address of CSFBUSA is 11 Madison Avenue, New York, New York
10010.

Name                        Business Address                Title and Present Principal Occupation       Citizenship
----                        ----------------                --------------------------------------       -----------
John J. Mack                11 Madison Avenue               President, Chief Executive Officer,               USA
                            New York, NY 10010              Board Member
Brady W. Dougan             11 Madison Avenue               Head of Securities Division, Board                USA
                            New York, NY 10010              Member
D. Wilson Ervin             11 Madison Avenue               Head of Strategic Risk Management                 USA
                            New York, NY 10010
David C. Fisher             11 Madison Avenue               Chief Accounting Officer                          USA
                            New York, NY 10010
Hamilton E. James           11 Madison Avenue               Chairman of Global Investment Banking             USA
                            New York, NY 10010              and Private Equity, Board Member
Robert C. O'Brien           11 Madison Avenue               Chief Credit Officer                              USA
                            New York, NY 10010
Richard E. Thornburgh       11 Madison Avenue               Division Head Finance, Administration             USA
                            New York, NY 10010              and Operations, Board Member
Adebayo Ogunlesi            11 Madison Avenue               Head of Global Investment Banking               Nigeria
                            New York, NY 10010
Lewis K. Wirshba            11 Madison Avenue               Treasurer                                         USA
                            New York, NY 10010
Robert M. Buylis            11 Madison Avenue               Board Member                                      USA
                            New York, NY 10010
Philip K. Ryan              11 Madison Avenue               Board Member                                      USA
                            New York, NY 10010
Maynard J. Toll, Jr.        11 Madison Avenue               Board Member                                      USA
                            New York, NY 10010
Neil Moskowitz              11 Madison Avenue               Managing Director                                 USA
                            New York, NY 10010
Carlos Onis                 11 Madison Avenue               Managing Director                                 USA
                            New York, NY 10010
Neil Radey                  11 Madison Avenue               Managing Director                                 USA
                            New York, NY 10010






Name                        Business Address                Title and Present Principal Occupation       Citizenship
----                        ----------------                --------------------------------------       -----------
Charles Stonehill           11 Madison Avenue               Managing Director                                 USA
                            New York, NY 10010
Stephen R. Volk             11 Madison Avenue               Managing Director, Board member                   USA
                            New York, NY 10010
David Brodsky               11 Madison Avenue               Managing Director, General Counsel                USA
                            New York, NY 10010


                                                                                                         SCHEDULE I

                                           Directors and Executive Officers
                                                          of
                                           Credit Suisse First Boston, Inc.

     The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of CSFBI. The business address of CSFBI is 11 Madison Avenue, New York, New York
10010.

Name                        Business Address                Title and Present Principal Occupation       Citizenship
----                        ----------------                --------------------------------------       -----------
John J. Mack                11 Madison Avenue               President, Chief Executive Officer,               USA
                            New York, NY 10010              Board Member
Brady W. Dougan             11 Madison Avenue               Managing Director, Head of Securities             USA
                            New York, NY 10010              Division, Board Member
D. Wilson Ervin             11 Madison Avenue               Managing Director, Head of Strategic              USA
                            New York, NY 10010              Risk Management
David C. Fisher             11 Madison Avenue               Managing Director, Chief Accounting               USA
                            New York, NY 10010              Officer
Hamilton E. James           11 Madison Avenue               Chairman of Global Investment Banking             USA
                            New York, NY 10010              and Private Equity, Board Member
Robert C. O'Brien           11 Madison Avenue               Managing Director, Chief Credit Officer           USA
                            New York, NY 10010
Richard E. Thornburgh       11 Madison Avenue               Chief Financial Officer, Board Member             USA
                            New York, NY 10010
Lewis H. Wirshba            11 Madison Avenue               Managing Director, Treasurer                      USA
                            New York, NY 10010
Adrian R.T. Cooper          11 Madison Avenue               Vice President                                    USA
                            New York, NY 10010
Neil Moskowitz              11 Madison Avenue               Vice President                                    USA
                            New York, NY 10010
David C. O'Leary            11 Madison Avenue               Vice President                                    USA
                            New York, NY 10010
Carlos Onis                 11 Madison Avenue               Vice President                                    USA
                            New York, NY 10010
Neil Radey                  11 Madison Avenue               Vice President                                    USA
                            New York, NY 10010
Charles Stonehill           11 Madison Avenue               Vice President                                    USA
                            New York, NY 10010
Adebayo Ogunlesi            11 Madison Avenue               Head of Global Investment Banking               Nigeria
                            New York, NY 10010


                                                                                                         SCHEDULE J

                                                  Executive Officers
                                                          of
                                                 the Reporting Person

     The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of CSFBI. The business address of the Reporting Person is 11 Madison Avenue, New York,
New York 10010.

Name                        Business Address                Title and Present Principal Occupation       Citizenship
----                        ----------------                --------------------------------------       -----------
John J. Mack                11 Madison Avenue               Chief Executive Officer, Chairman                 USA
                            New York, NY 10010
Christopher Carter          17 Columbus Courtyard           Chairman of Europe                                USA
                            London, England E14
                            4DA
Brady W. Dougan             11 Madison Avenue               Head of Securities Division                       USA
                            New York, NY 10010
Hamilton E. James           11 Madison Avenue               Chairman of Global Investment Banking             USA
                            New York, NY 10010              and Private Equity
Gary G. Lynch               11 Madison Avenue               Global General Counsel                            USA
                            New York, NY 10010
Thomas R. Nides             11 Madison Avenue               Chief Administrative Officer                      USA
                            New York, NY 10010
Hector W. Sants             11 Madison Avenue               Chief Executive of Europe                         USA
                            New York, NY 10010
Richard E. Thornburgh       11 Madison Avenue               Chief Financial Officer                           USA
                            New York, NY 10010
Stephen R. Volk             11 Madison Avenue               Chairman of CSFB                                  USA
                            New York, NY 10010
Adebayo Ogunlesi            11 Madison Avenue               Head of Global Investment Banking               Nigeria
                            New York, NY 10010
Eileen Murray               11 Madison Avenue               Head of IT and Operations                         USA
                            New York, NY 10010
